

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 27, 2010

Mark L. Faupel, Ph.D.
President and Chief Executive Officer
Guided Therapeutics, Inc.
5835 Peachtree Corners East, Suite D
Norcross, GA 30092

   Re: Guided Therapeutics, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed October 14, 2009
     File No. 000-22179

Dear Dr. Faupel:

   We have completed our limited review of your Preliminary Proxy Statement and have no further comments at this time. If you have any questions, please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3641.

           Sincerely,

           Geoff Kruczek
           Senior Attorney

cc: John E. Zamer
   Jones Day